AM 3-8-2005*

SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASH. D.C. 185 SECTION

05036818

SECUR... ...MISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-47290

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Mutual of Omaha Investor Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Mutual of Omaha Plaza
(No. and Street)

Omaha	**NE**	**68175-1020**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Bluvas **(402) 351-5770**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1601 Dodge Street, Suite 3100	**Omaha**	**NE**	**68124**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

3/11/05

OATH OR AFFIRMATION

I, William J. Bluvas swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Mutual of Omaha Investor Services, Inc.**, as of **December 31**, **2004**, are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William J. Bluvas
Name

Vice President, Finance and Treasurer
Title

Carol L. Coldanghise
Notary Public

GENERAL NOTARY - State of Nebraska
CAROL L. COLDANGHISE
My Comm. Exp. April 10, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) Supplemental Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mutual of Omaha Investor Services, Inc.
(SEC I.D. NO. 08-47290)

Statements of Financial Condition as of December 31, 2004 and 2003, Independent Auditors' Report and Supplemental Report on Internal Control

Filed in accordance with Rule 17a-5(e)(3) as a ***PUBLIC DOCUMENT****.*

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 342 1820
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Mutual of Omaha Investor Services, Inc.
Omaha, Nebraska

We have audited the accompanying statements of financial condition of Mutual of Omaha Investor Services, Inc. (the Company), a wholly-owned subsidiary of Mutual of Omaha Holdings, Inc., as of December 31, 2004 and 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such statements of financial condition present fairly, in all material respects, the financial position of Mutual of Omaha Investor Services, Inc. as of December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2005

MUTUAL OF OMAHA INVESTOR SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

ASSETS	2004	2003
Cash and cash equivalents	$ 1,785,770	$ 2,106,205
Receivables:		
Dealer concessions	374,864	434,134
Service fees	661,091	667,057
Other	319,926	293,039
Other assets	95,055	98,911
	$ 3,236,706	$ 3,599,346
LIABILITIES AND STOCKHOLDER'S EQUITY		
Payable to affiliate	$ 535,393	$ 862,729
Accrued expenses and other liabilities	49,440	28,288
Accrued commissions and other compensation	778,016	780,595
Income taxes payable	37,210	23,020
Total liabilities	1,400,059	1,694,632
Stockholder's equity:		
Common stock, $1 par value, 10,000 shares authorized, issued and outstanding	10,000	10,000
Paid in capital	990,000	990,000
Retained earnings	836,647	904,714
Total stockholder's equity	1,836,647	1,904,714
	$ 3,236,706	$ 3,599,346

The accompanying notes are an integral part of the statements of financial condition.

1. NATURE OF OPERATIONS

The Company is a registered securities broker-dealer organized in 1993 and is a wholly-owned subsidiary of Mutual of Omaha Holdings, Inc., which is a wholly-owned subsidiary of Mutual of Omaha Insurance Company (Mutual). The Company is engaged principally in providing financial services to consumers directly through Mutual's agency sales force. The Company has a sales and dealer agreement with Pioneer Funds Distributor, Inc., a subsidiary of the Pioneer Group, Inc. The Company received approximately 39% and 49% of its revenue from Pioneer Group, Inc. in 2004 and 2003, respectively. The Company is also the principal underwriter for variable products registered by Mutual subsidiaries: United of Omaha Life Insurance Company (United), and Companion Life Insurance Company (Companion). The Company operates on a fully-disclosed basis and executes and clears trades through an unaffiliated broker-dealer, RBC Dain Rauscher. The Company was also executing and clearing trades through Legent Clearing Corp. until October, 2003. Therefore, the Company is exempt from the provisions of Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates – The preparation of the statements of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition. Actual results could differ from those estimates.

Income Taxes – Deferred tax liabilities and assets are determined based on the differences between financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Primary differences relate to software costs and accrued vacation.

Cash Equivalents – The Company considers certificates of deposit and money market mutual funds to be cash equivalents. Total money market mutual funds at December 31, 2004 and 2003 are as follows:

	2004	2003
Money market mutual funds	$ 1,779,912	$ 2,021,850

Liabilities Subordinated to Claims of General Creditors – There were no borrowings under subordination agreements as of December 31, 2004 and 2003.

Reclassifications – Certain reclassifications have been made to the 2003 statement of financial condition in order to conform with the classifications used in 2004.

3. NET CAPITAL

The Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, which requires maintenance of minimum net capital, as defined in the Rule. Under the rule, the Company is required to maintain net capital of at least $25,000, and not allow the ratio of "aggregate indebtedness" to "net capital", as those terms are defined in the Rule, to exceed 15 to 1. At December 31, 2004, the Company's net capital, as defined, was $637,109, and its required net capital was $93,337 based on aggregate indebtedness of $1,400,059.

4. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2004 and 2003, Mutual and its subsidiaries provided data processing services, printing, group insurance, payable processing, promotional and other services to the Company. The Company had amounts payable of $535,393 and $862,729 as of December 31, 2004 and 2003, respectively, to Mutual and its subsidiaries for these services.

Transactions with related parties are not necessarily indicative of amounts which would have occurred had the parties not been related.

5. EMPLOYEE BENEFIT PLANS

The Company participates with Mutual and certain subsidiaries (collectively referred to as "the Companies") in a noncontributory defined benefit plan covering all United States employees meeting certain minimum requirements. Retirement benefits are based upon years of credited service and final average earnings history.

The Companies also provide certain postretirement medical and life insurance benefits to employees hired before January 1, 1995. Benefits are based upon hire date, age and years of service. The Companies use the accrual method of accounting for postretirement benefits. The Company is charged by Mutual for the cost of the Company's portion of the plans based on an actuarial valuation. All obligations under the plans reside with Mutual.

Plan assets for the defined benefit plan and the postretirement benefits plan include investments in United investment contracts.

The Companies also sponsor various defined contribution plans.

6. INCOME TAXES

The Company files consolidated federal and state income tax returns with Mutual and certain other of its subsidiaries. The Company has a tax-sharing agreement whereby it pays to Mutual an amount equal to the federal income tax expense which the Company would have incurred had it filed a separate return.

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 342 1820
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
Mutual of Omaha Investor Services, Inc.
Omaha, Nebraska

In planning and performing our audit of the financial statements of Mutual of Omaha Investor Services, Inc. (the Company) for the year ended December 31, 2004 (on which we issued our report dated February 25, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the National Association of Securities Dealers, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

Omaha, Nebraska
February 25, 2005